

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2012

<u>Via E-Mail</u>
Mr. Cheung Ming, Chief Executive Officer
Studio II Brands, Inc.
16F/Honest Motors Building
9-11 Leighton Road
Causeway Bay, Hong Kong

> **Re: Studio II Brands, Inc.**
> **Form 8-K/A**
> **Filed January 10, 2012**
> **Form 10-K for Fiscal Year Ended**
> **March 31, 2011**
> **Filed August 9, 2011**
> **File No. 000-50000**

Dear Mr. Ming:

We have reviewed your amended filing and your Form 10-K for fiscal year ended March 31, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K/A filed January 10, 2012

1.   We note the Form 8-K/A and Exhibit 99.1 filed on December 13, 2011 and your response to comment three of our letter dated December 22, 2011 where you state that of the $182,982 total consideration paid to Sizegenic, $86,198 was used to pay off Legend Sun's shareholder loan due to Sizegenic and the remaining $96,784 was for the acquisition of Legend Sun. We also note. Please revise your purchase price allocation to remove the $86,198 "repayment of stockholder's loan" that is currently being deducted from the consideration paid. As a result, it appears that the resulting goodwill balance should be $118,758 instead of $32,560 as currently shown. Also revise the HLL financial statements for this change, as necessary.

Form 10-K for the Fiscal Year Ended March 31, 2011

Studio II Brands, Inc. and Subsidiaries

Notes to Financial Statements, page 6

Note 3. Business Acquisition, page 13

2.   We note in your response to comment five of our letter dated December 22, 2011 that the $218,676 value assigned to the 2,291,100 shares of Studio II Brands that were issued as consideration to acquire all of the outstanding and issued shares of HLL on February 10, 2011 represents the sum of (i) the outstanding balance of the shareholder loan as of February 9, 2011 ($184,226), (ii) the net asset value of HLL as of February 9, 2011 ($11,527) and (iii) a premium of approximately 10% for the potential business development of the subfranchise business. We further note that the $184,226 shareholder loan liability is included in HLL's net asset value of $11,527 as of February 9, 2011, and it is unclear to us why you are removing (i.e. adding back) this liability of HLL. Please revise to remove the addition of the $184,226 shareholder loan from your calculation of the fair value of Studio II's shares. In this regard, it appears that the fair value of Studio II's shares would have only been the $11,527 net asset value of HLL as of February 9, 2011 plus the 10% premium at the date of acquisition. Also revise to include a separate line item for HLL's $184,226 shareholder loan payable to Mr. Gu Yao in the allocation of net tangible assets. Finally, also revise the unaudited pro forma information in your Form 8-K accordingly.

Item 13. Certain Relationships and Related Transactions and Director Independence, page 22

3.   We note in your response to comment two of our letter dated December 22, 2011 that Studio II paid off HLL's shareholder loan to Mr. Gu Yao in connection with its February 10, 2011 acquisition. We further note your disclosure that Studio II's subsidiary, HLL has an outstanding shareholder loan in the amount of $184,226 as of March 31, 2011; and that the loan is from Mr. Gu Yao who is the holder of 2,291,100 shares. Please revise to clearly state that this is an intercompany loan between Studio II and HLL as of March 31, 2011, as you state in your response, and not payable to Mr. Gu Yao as of that date.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact John Archfield at (202) 551-3315 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director